VIA EDGAR

May 27, 2016

Mr. Lyn Shenk
Branch Chief, Office of Transportation and Leisure
United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.  20549-4628

Re:	United Technologies Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 11, 2016
File No. 001-00812

Dear Mr. Shenk:

On behalf of United Technologies Corporation (the "Company"), set forth below are the responses of the Company to comments received from your office on behalf of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") by letter dated May 4, 2016, with respect to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2015 ("Comment Letter").  For your convenience, each response is prefaced by the corresponding comment in bold and italicized text.

1.
You stated in your letter to us dated January 15, 2014 that you sold products to entities in Sudan and Syria and provided services to the Syrian Embassy in Kuwait.  Additionally, we note the disclosure on page 6 of the 10-K that sales to Airbus were 39% and 41% of your Pratt & Whitney segment's sales in 2015 and 2014, respectively. A spreadsheet on the Airbus website indicates that Sudan Airways and Syrian Air ordered, received deliveries of, and operated Airbus aircraft in March of this year.

As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria since your January 15, 2014 letter, whether through subsidiaries, affiliates, distributors, resellers, joint venture partners or other direct or indirect arrangements.  You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

As explained in the Company's letter to the Commission dated January 15, 2014 ("2014 Letter"), the Company has a well-established corporate policy to comply fully with U.S. economic sanctions and export controls, as well as similar controls imposed by other nations. Pursuant to this policy, the Company and its operating segments maintain a comprehensive international trade compliance program designed to ensure the Company's activities comply with all applicable economic sanctions programs and export control laws and regulations administered by the U.S. Departments of the Treasury, Commerce and State.  In addition, since October 2009, the Company has had a worldwide policy precluding engagement in any new business, directly or indirectly, in Sudan, and to limit activities in Sudan to fulfilling delivery and warranty obligations under previously executed contracts and similar winding down activities.

Background.  The Company's Pratt & Whitney ("P&W") segment designs, manufactures and supplies turbofan, turboprop and turboshaft engines, and its UTC Aerospace Systems ("UTAS") business segment also designs, manufactures and supplies a broad range of other aircraft equipment, to manufacturers of commercial aircraft ranging from the largest aircraft in commercial service down through regional aircraft, business aircraft, general aviation aircraft, special purpose aircraft and rotorcraft.  The Company's Climate, Controls & Security ("CCS") segment supplies a range of fire safety, security, building automation, heating, ventilation, air-conditioning and refrigeration systems and services.

As described in the Company's 2014 Letter, aircraft manufacturers integrate the Company's products into completed aircraft and sell them to owner-operators, such as airlines, or to leasing companies.  There is also an active secondary market in used aircraft.  Through these channels, commercial aircraft are placed with operators throughout the world without control by engine or equipment suppliers, with the exception of the large commercial aircraft segment, generally understood to include aircraft for more than 100 passengers.  In this segment, the aircraft manufacturer may choose to offer its customers a choice of competing engines.  In such a case, P&W may engage in a direct commercial arrangement with the aircraft purchaser or lessee in order to incent the purchaser or lessee to choose its engines.  P&W also engages in aircraft financing activities in the secondary market from time to time to support utilization of P&W-powered aircraft.  Where the Company's businesses have direct knowledge that such activities involve a sanctioned country or party, they will not engage in transactions unless authorized under applicable laws and regulations.  But apart from these limited activities that are mostly focused on initial placement of new large commercial aircraft, the Company's businesses do not control where the aircraft manufacturer sells the completed aircraft, nor where those aircraft may subsequently move through the leasing or secondary market.

Both P&W and UTAS offer aircraft operators a range of aftermarket support, including spare parts, maintenance, repair and overhaul services (collectively "MRO"), but customers also have the choice to obtain MRO from third-parties.  The Company's policy requires screening all transactions to ensure MRO or other support services do not contravene U.S. or other applicable sanctions.

Sudan.  The Company is aware that there are a number of civil aircraft in Sudan powered by P&W engines and/or incorporating UTAS equipment.  Subscription-based databases maintained by third parties indicate that there are four (4) large commercial aircraft operated by airlines in Sudan powered by P&W engines, all of which are in storage.  The available information also indicates one (1) large commercial aircraft owned by a Sudanese operator, in storage in a third country, powered by V2500 engines manufactured by IAE International Aero Engines AG ("IAE") – a collaboration among the Company and third-party foreign aerospace companies.  These databases also identify 15 smaller aircraft powered by turboprop or turboshaft engines made by Pratt & Whitney Canada ("P&WC"), a non-U.S. subsidiary of the Company in the P&W segment.  The Company has no record of any role in placing these P&W-, IAE- or P&WC-powered aircraft in Sudan, and as described above has a policy to refuse any requests for MRO or other support services for such aircraft.

On several occasions in 2014 and 2015, a non-U.S. subsidiary of the Company within the UTAS segment sent documents containing general non-U.S.-origin service information about components on older commercial aircraft by electronic mail to distribution lists provided by aircraft manufacturers.  The distribution lists included operators Sudan Airways (and Syrian Air, as discussed below).  UTAS did not identify any revenues or profits attributable to the distribution of these documents.  UTAS instructed its non-U.S. subsidiary not to send any additional information or participate in any further contacts with these entities.  These transactions did not violate U.S. sanctions with respect to Sudan because the documents did not contain any U.S.-origin technical information and no U.S. persons were involved.

In May 2016, IAE issued a communication to the civil aviation authorities of several countries, including Sudan, to alert them to forthcoming airworthiness directives that will be issued by the Federal Aviation Administration (FAA) concerning a safety of flight issue related to the V2500 engine.  The communication directs them to two FAA Federal Register notices, and provision of this information is permissible under the applicable U.S. sanctions regulations.

In 2015, AHI-Carrier Fzc, a 49%-Carrier owned joint venture based in the United Arab Emirates, sold 30 commercial air conditioning compressors for use by the U.S. Embassy in Khartoum, Sudan.  Additionally, in 2013, a non-U.S. subsidiary of the Company within the CCS segment provided maintenance services for fire and security products to a number of Dutch embassies worldwide, including the Dutch Embassy in Khartoum, Sudan.  The Company identified this activity subsequent to its 2014 Letter.  These transactions did not violate U.S. sanctions with respect to Sudan.

With the exception of the limited activities described above, the Company has not had any other contacts with the government of Sudan or its government-controlled entities, and has not provided any other services, products, information or technology to Sudan, directly or indirectly, since January 1, 2014.

Syria.  The Company is aware that there are a number of civil aircraft in Syria powered by P&W engines and/or incorporating UTAS equipment.  Subscription-based databases maintained by third parties indicate that there are six (6) large commercial aircraft operated by Syrian Air powered by IAE V2500 engines.   As described in the 2014 Letter, the Company's records show that in 1997 IAE entered into an agreement supporting selection of IAE's engines and aftermarket services for six (6) A320 aircraft operated by Syrian Air.  These databases also identify two (2) smaller aircraft powered by P&WC turboprop engines as being in service with Syrian Air.  The Company has no record of any role in placing these P&WC-powered aircraft in Syria, and as described above has a policy to refuse any request for MRO or other support services for Syrian aircraft that would contravene U.S. or other applicable sanctions.

As noted above, on several occasions in 2014 and 2015 a non-U.S. subsidiary of the Company within the UTAS segment sent documents containing general non-U.S.-origin service information about components on older commercial aircraft by electronic mail to distribution lists provided by aircraft manufacturers.  The distribution lists included operators Syrian Air (and Sudan Airways).  UTAS did not identify any revenues or profits attributable to the distribution of these documents.  UTAS instructed its non-U.S. subsidiary not to send any additional information or participate in any further contacts with these entities.  These transactions did not violate U.S. sanctions with respect to Syria because the documents did not contain any U.S.-origin technical information and no U.S. persons were involved.

In 2014, P&WC on one occasion sent two safety service bulletins by electronic mail to Syrian Air related to inspection procedures for an engine component of a commercial aircraft model operated by the airline.  The safety service bulletins did not contain any U.S.-origin technical information, and no revenue or profit was attributable to the distribution of the bulletins.  P&WC has refrained from providing any other information or support to Syrian Air.

In April 2014 and July 2015, a non-U.S. subsidiary of the Company within the CCS segment sold Freeze Alert temperature sensors to a United Nations agency (UNICEF) for delivery to Syria.  The country of origin of the sensors was China.  The sensors were for use for the shipment and transport of vaccines to ensure they stay within safe temperatures during transit.  These transactions did not violate U.S. sanctions with respect to Syria.

With the exception of the limited activities described above, the Company has not had any other contacts with the government of Syria or its government-controlled entities, and has not provided any other services, products, information or technology to Syria, directly or indirectly, since January 1, 2014.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

The Company currently has no assets or liabilities associated with contacts with Sudan or Syria, with the exception that a non-U.S. subsidiary of UTAS is currently holding in quarantine four V2500 nacelle actuators previously forwarded for repair by Syrian Air, a fact disclosed to the U.S. Department of Commerce Office of Export Enforcement in November 2013.  The value of these used actuators in their current condition has not been determined, but the current list price of new V2500 nacelle actuators is approximately $123,200 each.

The approximate dollar amounts of revenues associated with each of the relevant countries for the fiscal years 2013-2015 and the interim period Q12016 were:

	FY 2013[1]	FY2014	FY2015	Q12016
Sudan	$32,309	$0	$6,570	$0
Syria	$58,858	$4,281	$6,835	$0
Total	$91,167	$4,281	$13,405	$0

FY2014

All of the revenue associated with Syria reflects the previously described sale of Freeze Alert sensors to a United Nations agency.

FY2015

The revenue associated with Sudan reflects the previously described sale of commercial air conditioning equipment for the U.S. Embassy in Khartoum.  The Syrian revenue reflects the previously described sale of Freeze Alert sensors to a United Nations agency.

With 2015 consolidated net sales of $56.1 billion and net income from continuing operations attributable to common shareowners of $4.0 billion, the Company's contacts with respect to these countries are de minimis, both in absolute terms and as a percentage of the Company's revenues, and whether viewed on a segment or a consolidated basis.

The Company does not believe a reasonable investor would deem the nature or volume of the Company's activities in Sudan or Syria to be material to a decision to buy or sell shares of the Company's stock.  In this regard, the Company has not received any expressions of investor concern regarding its activities in Sudan or Syria, and is not aware of any investors divesting shares of the Company's stock as a result of any Company activities in these countries.  In light of the fact that its relevant products and services support commercial aviation safety of flight, human comfort and the security of the cold chain for medicines, foodstuffs and other temperature-sensitive products, as well as fire safety and physical security, the Company does not believe there is a significant likelihood that its de minimis activities pose a reputational risk that would be material to a reasonable investor.

***

In providing the foregoing responses to the Comment Letter, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions regarding this matter, please feel free to contact the undersigned at (860) 728-7816.

Sincerely,

/s/ Peter C. Gundersen, Jr,
Peter C. Gundersen, Jr. Vice President, International Trade Compliance

cc:	Daniel Leslie (Division of Corporation Finance)
Theresa Messinese (Division of Corporation Finance)

1 FY2013 revenues reported and described in the Company's 2014 Letter, except for the addition of $6,609 for Sudan associated with the previously described 2013 maintenance services for the Dutch Embassy in Khartoum.